SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of July 2004

Homex Development Corp.

(Translation of registrant’s name into English)

Andador Javier Mina 891-B

Colonia Centro Sinaloa

80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If  “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-               .

INTERIM RESULTS:

Attached is the registrant’s unaudited semi-annual consolidated financial information, prepared on the basis of accounting principles generally accepted in Mexico.

This interim information corresponds to a significant part of the registrant’s quarterly report which the registrant filed on July 22, 2003 with Comision Nacional Bancaria y de Valores (CNBV) and the Bolsa Mexicana de Valores (the Mexican Stock Exchange) on which securities of the registrant are listed.

We have made forward-looking statements in this Form 6-K, all of which are subject to risks and uncertainties. These forward-looking statements contain information concerning possible or assumed business performance or achievement. The registrant desires to qualify for the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Important factors that could cause the actual performance or achievement to differ materially from those set forth in the attachment are identified in the registrant’s various filings with the United States Securities and Exchange Commission.

No assurance can be given that the actual results will not vary significantly from projected results.

Desarrolladora Homex, S.A. de C.V. Second Quarter 2004 Results

INVESTOR CONTACTS investor.relations@homex.com.mx

Carlos J. Moctezuma Head of Investor Relations +5266-7758-5838 cmoctezuma@homex.com.mx

Andrea Priest The Global Consulting Group 646-284-9425 apriest@hfgcg.com

Second Quarter 2004 Results

Homex Reports Improved Sales and Operating Income in 2Q 2004;
Housing Units Continued its Impressive Growth in the Quarter

Culiacán Mexico, July 22, 2004 – Desarrolladora Homex, S.A. de C.V. (Homex or the Company) [NYSE: HXM, BMV: HOMEX] today announced results for the second quarter ended June 30, 2004(1).

Highlights

•                        Total revenues increased 113% in the second quarter of 2004 to Ps.1,008 million from Ps.473 million in the second quarter of 2003

•                        Housing units sold during the second quarter totaled 4,093, an increase of 64% over the same period last year

•                        Operating income increased 141% in the second quarter of 2004 to Ps.229 million from Ps.95 million in the second quarter of 2003; operating margin was 23% and 20% in the second quarter of 2004 and 2003, respectively

•                        Launch of new affordable-entry level development in Acapulco and a new middle-income housing development in Pachuca

•                        Homex successfully completed a dual listing of its shares on the New York Stock Exchange and the Mexican Stock Exchange

“We are very pleased with the results achieved during the second quarter that are right on track with our targets for the year.  We are now well positioned to stregthen our share in the 22 cities in which we operate particularly building a presence in the state of Mexico, Guadalajara, Monterrey and Tijuana, major metropolitan areas in the country,” said Gerardo de Nicolas, Chief Executive Officer of Homex.

“The Initial Public Offering represents the next phase for Homex from both an operational and corporate governance standpoint, and makes Homex the first Mexican housing developer with a dual listing on the NYSE and the Mexican Stock Exchange,” Mr. de Nicolas concluded.

(1) Unless otherwise noted, all monetary figures are in Mexican pesos and restated as of June 30, 2004 in accordance with Mexican GAAP.  The symbols “$” and “US$” refer to Mexican pesos and U.S. dollars, respectively.

Financial and Operating Highlights

(Thousands of constant pesos as of June 30, 2004, unless otherwise indicated)	2Q04		2Q03		% Chg.	Six-Months
						2004		2003		% Chg.

Volume (Homes)	4,093		2,499		63.8%	8,088		4,378		84.7%
Revenues	Ps.	1,007,717	Ps.	472,557	113.2%	Ps.	1,940,747	Ps.	862,203	125.1%
Gross Profit	Ps.	319,693	Ps.	138,495	130.8%	Ps.	605,796	Ps.	257,721	135.1%
Operating income	Ps.	229,369	Ps.	95,031	141.4%	Ps.	436,568	Ps.	165,541	163.7%
Other income	Ps.	40,927	Ps.	55,594	-26.4%	Ps.	42,598	Ps.	57,613	-26.1%
Net Interest Expense	Ps.	26,400	Ps.	19,695	34.0%	Ps.	42,694	Ps.	47,590	-10.4%
Net Income	Ps.	76,341	Ps.	132,100	-42.0%	Ps.	197,418	Ps.	139,285	41.7%
Adjusted EBITDA(2)	Ps.	230,891	Ps.	95,973	140.6%	Ps.	439,466	Ps.	167,661	162.1%
EBITDA(3) (a)	Ps.	271,818	Ps.	151,566	79.3%	Ps.	482,064	Ps.	225,274	114.0%
Gross Margin	31.7%		29.3%			31.2%		29.9%
Operating Margin	22.8%		20.1%			22.5%		19.2%
Net Income Margin	7.6%		28.0%			10.2%		16.2%
Adjusted EBITDA Margin	22.9%		20.3%			22.6%		19.4%
EBITDA Margin	27.0%		32.1%			24.8%		26.1%
EBITDA / Net Interest	10.3		7.7			11.3		4.7
Total accounts receivable plus
inventory (days)(4)						306.4		519.3

(a) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense.  The following table sets forth a reconciliation of net income to EBITDA for the second quarter of 2004 and 2003.

Reconciliation of net income (loss) to EBITDA derived from our Mexican GAAP financial information

	Three months ended June 30,
(Thousands of constant pesos as of June 30, 2004)	2004	2003

Net income (loss)	76,341	132,100
Depreciation	1,522	941
Net comprehensive financing cost	26,763	20,298
Income tax expense	167,192	-1,773
EBITDA	271,818	151,566

(2)   Adjusted EBITDA is defined as EBITDA less other income, see Financial Results -EBITDA

(3)          This press release contains a reference to EBITDA and provides the components of EBITDA on the face of the Consolidated Income Statement. EBITDA is used by management for comparisons to other companies within our industry as an alternative to GAAP measures and is used by investors and analysts in evaluating performance.  EBITDA should be considered in addition to, but not as a substitute for other measures of financial performance reported in accordance with Mexican GAAP.  EBITDA, as defined above, may not be comparable to similarly titled measures reported by other companies.

(4)   Based on revenues and costs of the last twelve months ended June 30, 2004; considering the average on accounts receivable and inventories of the last twelve months ended June 30, 2004.

Operating Results

Homex had 32 developments under construction in 22 cities located in 16 Mexican states as of June 30 of this year.

Sales Volumes for the three-month period ended June 30, 2004 totaled 4,093 homes, a 63.8% increase from the same period during the previous year. This was primarily driven by a 54.5% increase in entry level housing volumes, from 2,499 in the second quarter of 2003 to 3,861 in the second quarter of this year. Middle-income housing volumes also contributed, reaching 232 homes in the second quarter of 2004. We did not have middle-income housing operations during the second quarter of 2003. Compared to the first quarter of 2004, middle-income housing volumes increased 10%, primarily as a result of the Company’s initiatives to more aggressively enter this segment.

Sales Volumes

(Units)

We sold affordable entry-level homes in the cities of Tapachula, Tijuana, Acapulco and Monterrey, cities where we had no operations during the second quarter of 2003. We sold middle-income homes in the cities of Culiacan, Metepec, Tijuana and Tuxtla. We did not have middle-income housing operations during the second quarter of 2003.

Average Sales Price for affordable-entry level houses increased 11.0% to Ps.209.5 thousand in the second quarter of 2004 from Ps.188.8 thousand in the second quarter of 2003. This increase resulted from a better mix of products and inflation adjustments of approximately 4.3%.  The average sale price for middle income homes in the second quarter of 2004 was Ps.825.5 thousand, which amount is above the historical average sales price.  The average sales price reflected in this quarter resulted from a mix of higher priced middle income homes. The Company expects the average sales price of middle income homes to fluctuate in each quarter depending on the sales mix.

Mortgage Financing Source by Segment

Housing Volumes per Mortgage Financing Source Mortgage Financing Source	2Q 2004	% of Total	2Q 2003	% of Total

INFONAVIT	1,198	29.3	1,567	62.7
SHF	2,756	67.3	597	23.9
FOVISSSTE	139	3.4	334	13.4
Total	4,093	100.0	2,498	100.0

Recent Developments: During the second quarter of 2004, Homex initiated a middle income development in Pachuca, state capital of Hidalgo.  The development will comprise approximately 141 middle income homes in the first stage.  In Acapulco, in the state of Guerrero, the Company initiated the development of an affordable-entry level project that will comprise approximately 2,900 homes.

Homex is consolidating its presence in the major metropolitan areas in Mexico, while maintaining its geographical diversification in other medium size cities.

Financial Results

Revenue in the quarter increased by 113.2% to Ps.1,007.7 million in the second quarter of 2004 from Ps.472.6 million in the same period of 2003. The increase is primarily due to a 63.8% increase in the number of homes sold and an increase of 29.4% in the average price of our homes, driven by additional revenue recognized in connection with sales of middle-income housing, where the revenue per home sold is greater than in the affordable entry-level housing market.

Total Revenues

(June 30, 2004 thousands of pesos)

Gross profit:  Gross profit increased by 130.8% to Ps.319.7 million in the second quarter of 2004 from Ps.138.5 million in the same quarter of 2003, representing an improvement in the gross profit margin to 31.7% in the second quarter of 2004 compared to 29.4% in the same quarter 2003.  Costs increased by 106.0% to Ps.688.0 million in the second quarter of 2004 from Ps.334.1 million in the same quarter of 2003, as a result of increased volume, as described above.

Selling and administrative expenses as a percentage of revenues improved from 9.2% in the second quarter of 2003 to 9.0% in the same quarter of 2004.  The improvement is attributable to restrained growth in the number of our fixed-salary personnel in relation to our significantly increased sales.  Selling and administrative expenses increased 107.8% to Ps.90.3 million in the second quarter of 2004 from Ps.43.5 million in the same quarter 2003.  This increase was due primarily to an increase in the aggregate amount of sales commissions as a result of the growth in the number of homes sold and the increase in the number of administrative personnel required to support the Company’s expanding operations.

Operating income increased by 141.4% to Ps.229.4 million in the second quarter of 2004 compared to Ps.95.0 million in the same quarter of 2003. Operating income as a percentage of revenues increased from 20.1% in the second quarter of 2003 to 22.8% in the same quarter of 2004.

Other income decreased 26.4% from Ps.55.6 million to Ps.41.0 million in the second quarter of 2004, mainly driven by a decrease in the recovery of VAT taxes during the period.  The higher VAT recovery tax amount recorded in the second quarter of 2003, resulted from accumulated tax recoveries for the previous five years, compared to a one-year recovery corresponding to the fiscal year 2003 and recorded in the second quarter of 2004.

Net comprehensive financing cost increased 31.8% from Ps.20.3 million in the second quarter of 2003 to Ps.26.8 million in the same quarter of 2004.  Net interest expense increased 34.0% from Ps.19.7 million in the second quarter of 2003 to Ps.26.4 million in the same quarter of 2004.  This increase in net interest expense was driven by the additional debt contracted to support the geographical expansion of the Company.  Net comprehensive financing cost as a percentage of revenues decreased from 4.3% in the second quarter of 2003 to 2.7% in the same quarter 2004.

Taxes:  Income Tax Expense increased significantly from a negative Ps.1.8 million in the second quarter of 2003 to a positive Ps.167.2 million in the same period of 2004.  The principal reason for this significant increase is the increase in non-cash expense associated with increased deferred taxes calculated in accordance with Mexican GAAP.  Deferred taxes, as computed under Mexican GAAP, include revenue recorded under the percentage of completion method of accounting.  During the second quarter of 2003 we had significantly less “non-cash” revenue attributable to the percentage of completion method than in the same quarter of 2004.  In addition, income tax expenses were higher in the second quarter of 2004 because in the second quarter of 2003 we used more net operating losses that we had accumulated in prior periods to offset taxable income.

Net income decreased by 42.0% to Ps.76.3 million in the second quarter of 2004 from Ps.132.1 million in the same quarter of 2003 primarily as a result of (i) an increase in non-cash deferred taxes during the second quarter of 2004, and (ii) an extraordinary level of VAT recovered in the second quarter of 2003.  Without considering the non-cash deferred tax provision of Ps.167.1 million, net income would have been Ps.243.5 million in the second quarter of 2004, an 84.3% increase from the net income registered in the second quarter of 2003.

EBITDA for the second quarter 2004 was Ps.271.8 million, an increase of 79.3% from Ps.151.6 million recorded in the second quarter of 2003.  EBITDA margin in the second quarter of 2004 was 27.0%, as compared to 32.1% in the second quarter of 2003.  EBITDA, which is earnings before interest, taxes, depreciation and amortization, is defined by Homex as net income plus depreciation and amortization, net comprehensive financing cost and income tax expense and employee statutory profit sharing expense as reported.

The Company adjusts its EBITDA by excluding the effect of other income.  Other income, on a quarter to quarter basis, can be significantly affected by one-time events, such as our receipt in certain quarters of VAT refunds.  Homex believes it is appropriate to exclude other income to calculate Adjusted EBITDA since it causes variations that do not relate to operating performance.

Adjusted EBITDA increased 140.6% in the second quarter of 2004, to Ps.230.9 million compared to Ps.96.0 million in the same period of 2003.  Adjusted EBITDA as a percentage of revenues increased to 22.9% in the second quarter of 2004, from 20.3% in the second quarter of 2003.

Land Reserve:  As of June 30, 2004, Homex’s land reserve reached approximately 11.1 million square meters.  The Company believes its land reserves have an aggregate capacity of approximately 53.1 thousand affordable-entry level homes and 4.3 thousand middle-income homes.  A total of 2.0 million square meters of the Company’s land reserves represented land which is in the process of being titled.

Net debt increasedto Ps.737.8 million in the second quarter of 2004 from Ps.231.3 million in the second quarter of 2003.  The increase was largely due to additional land purchases to support geographical expansion.  As of June 30, 2004, Homex had Ps.500.0 million outstanding under its commercial paper program.  Homex’s Net Debt to EBITDA ratio as of June 30, 2004 was 1.5x compared to 1.0x in the fist quarter of 2004. The Company is using a portion of the proceeds from the recent initial public offering of its shares (see “Liquidity”) to repay approximately Ps.322.3 million of debt, representing approximately 45% of its outstanding debt as of June 30, 2004.

Liquidity:  The Company funded its cash needs for the second quarter 2004, including land acquisitions, debt service, and working capital requirements, through a combination of cash flow from operations, cash on hand, and debt.  Homex invested approximately Ps.272.1 million in land inventory in the second quarter of 2004.

In July 2004, Homex successfully completed its Initial Public Offering of 57.1 million primary shares for total net proceeds of approximately US$141 million (approximately Ps.1,610.0 million) including the over-allotment.  The number of primary shares issued in connection with the IPO plus the number of shares outstanding at June 30, 2004 (256.8 million) equals 313.9 million shares. The net proceeds from this offering will be used to acquire land, repay indebtedness and for general corporate purposes.

* * * * * * * * * *

About Homex

Desarrolladora Homex, S.A. de C.V. is a leading, vertically-integrated home development company focusing on affordable-entry level and middle-income housing in Mexico.  We believe that we have become the fastest growing of the major home development companies in Mexico over the recent years, based on the percentage increase in number of homes sold, revenues and net income.  Homex is one of the most geographically diverse home builders in the country.

For additional corporate information please visit the Company’s web site at: www.homex.com.mx

Desarrolladora Homex, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates, and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the unaudited Consolidated Income Statements of Desarrolladora Homex, S.A. de C.V. for the three-month periods and the six-month periods ended June 30, 2004 and 2003, and the Consolidated Balance Sheet of Desarrolladora Homex, S.A. de C.V. at June 30, 2004 and 2003.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET

COMPARISON OF JUNE 30, 2004 WITH JUNE 30, 2003

(Figures in thousands of constant June 30, 2004 pesos)

	Jun-04		Jun-03		Change 04 /03

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$117,992	2.8%	36,731	1.9%	221.2%
Accounts receivable, net	2,497,155	58.8%	1,209,578	63.7%	106.4%
Inventories	1,444,312	34.0%	565,849	29.8%	155.2%
Other current assets	106,061	2.5%	47,506	2.5%	123.3%
Total current assets	4,165,520	98.0%	1,859,664	98.0%	124.0%
Property and equipment, net	74,419	1.8%	28,850	1.5%	158.0%
Other assets	9,319	0.2%	9,542	0.5%	-2.3%
TOTAL	$4,249,258	100.0%	1,898,056	100.0%	123.9%

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	855,789	20.1%	267,985	14.1%	219.3%
Accounts payable	1,169,700	27.5%	315,785	16.6%	270.4%
Advances from customers	34,138	0.8%	15,793	0.8%	116.2%
Other current liabilities and taxes payable	116,074	2.7%	31,342	1.7%	270.3%
Accrued income taxes	2,655	0.1%	1,506	0.1%	76.3%
Accrued employee statutory profit sharing	591	0.0%	64	0.0%	823.4%
Total current liabilities	2,178,947		632,475
DEFERRED INCOME TAXES	559,393	13.2%	220,064	5.2%	154.2%
Total liabilities	2,738,340	64.4%	852,539	19.2%	221.2%

STOCKHOLDERS’ EQUITY
Common stock	167,828	3.9%	169,150	8.9%	—
Additional paid-in capital	563,985	13.3%	506,790	26.7%	—
Retained earnings	579,405	13.6%	201,884	10.6%	187.0%
Excess in restated stockholders’ equity	300,919	7.1%	300,608	15.8%	—
Cumulative initial effect of deferred income taxes	-137,008	-3.2%	-133,246	-7.0%	—
Majority Stockholders´ Equity	1,475,129	34.7%	1,045,186	55.1%
Minority interest	35,789	0.8%	331	0.0%
TOTAL STOCKHOLDERS´ EQUITY	1,510,918	35.6%	1,045,517	55.1%	44.5%
TOTAL	$4,249,258	100.0%	1,898,056	100.0%	123.9%

CONSOLIDATED INCOME STATEMENT

COMPARISON OF SECOND QUARTER 2004 WITH SECOND QUARTER 2003

(Figures in thousands of constant June 30, 2004 pesos)

	2Q04		2Q03		Change 2Q04 /2Q03
REVENUES
Affordable-entry level revenue	$808,796	80.3%	471,740	99.8%	71.4%
Middle income housing revenue	191,512	19.0%	—	0.0%	—
Other revenues	7,409	0.7%	818	0.2%	—
TOTAL REVENUES	1,007,717	100.0%	472,558	100.0%	113.2%
COSTS	688,024	68.3%	334,062	70.7%	106.0%
GROSS PROFIT	319,693	31.7%	138,496	29.3%	130.8%
SELLING AND ADMINISTRATIVE EXPENSES	90,324	9.0%	43,464	9.2%	107.8%
OPERATING INCOME	229,369	22.8%	95,032	20.1%	141.4%
OTHER INCOME	-40,927	-4.1%	-55,594	-11.8%	-26.4%
NET COMPREHENSIVE FINANCING COST
Interest expense	30,908	3.1%	20,799	4.4%	48.6%
Interest income	-4,508		-1,104
Foreign exchange (gain) loss	-23	0.0%	164	0.0%	-114.0%
Monetary position loss	385	0.0%	440	0.1%	-12.5%
	26,762	2.7%	20,299	4.3%	31.8%
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING	243,534	24.2%	130,327	27.6%	86.9%
EXPENSE
INCOME TAX EXPENSE	167,193	16.6%	-1,773	-0.4%	—
NET INCOME	$76,341	7.6%	132,100	28.0%
MAJORITY INTEREST	$76,594		132,100
MINORITY INTEREST	-253	0.0%	—	0.0%	—
NET INCOME	$76,341	7.6%	132,100	28.0%	-42.2%

EBITDA	271,818	27.0%	151,566	32.1%	79.3%
ADJUSTED EBITDA(5)	230,891	22.9%	95,972	20.3%	140.6%

(5)          Adjusted EBITDA is defined as EBITDA less other income, see Financial Results -EBITDA

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT

COMPARISON OF SIX MONTHS 2004 WITH SIX MONTHS 2003

(Figures in thousands of constant June 30, 2004 pesos)

	2004 YTD		2003 YTD		Change 2004 /2003
REVENUES
Affordable-entry level revenue	$1,637,251	84.4%	861,145	99.9%	90.1%
Middle income housing revenue	294,796	15.2%	—	0.0%	—
Other revenues	8,700	0.4%	1,058	0.1%	—
TOTAL REVENUES	1,940,747	100.0%	862,203	100.0%	125.1%
COSTS	1,334,951	68.8%	604,482	70.1%	120.8%
GROSS PROFIT	605,796	31.2%	257,721	29.9%	135.1%
SELLING AND ADMINISTRATIVE EXPENSES	169,230	8.7%	92,181	10.7%	83.6%
OPERATING INCOME	436,566	22.5%	165,540	19.2%	163.7%
OTHER INCOME	-42,598	-2.2%	-57,613	-6.7%	-26.1%
NET COMPREHENSIVE FINANCING COST		0.0%		0.0%
Interest expense	51,963	2.7%	48,795	5.7%	6.5%
Interest income	-9,314	-0.5%	-1,205	-0.1%
Foreign exchange (gain) loss	-13	0.0%	-3,185	-0.4%	-99.6%
Monetary position loss	12,331	0.6%	7,521	0.9%	64.0%
	54,967	2.8%	51,926	6.0%	5.9%
INCOME BEFORE INCOME TAX AND		0.0%		0.0%
EMPLOYEE STATUTORY PROFIT SHARING	424,197	21.9%	171,227	19.9%	147.7%
EXPENSE
INCOME TAX EXPENSE	227,311	11.7%	31,942	3.7%	611.6%
NET INCOME	$196,886	10.1%	139,285	16.2%
MAJORITY INTEREST	$197,418	10.2%	139,285	16.2%
MINORITY INTEREST	-532	0.0%	—	0.0%
					—
NET INCOME	$196,886	10.1%	139,285	16.2%	41.4%

EBITDA	482,064	24.8%	225,274	26.1%	114.0%
ADJUSTED EBITDA(6)	439,466	22.6%	167,661	19.4%	162.1%

(6)          Adjusted EBITDA is defined as EBITDA less other income, see Financial Results -EBITDA

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

	By:	/s/ Cleofas Hinojosa Saenz
	Name:	Cleofas Hinojosa Saenz
	Title:	Chief Financial Officer

Date: July 27, 2004